UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 12, 2026

SPACSPHERE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43093	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8795 Folsom Blvd
Sacramento, California 95826
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (510) 201-0130

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, one-half of one redeemable warrant, and one right to receive one-fifth of one Class A ordinary share	SSACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	SSAC	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	SSACW	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-fifth (1/5) of one Class A ordinary share upon the consummation of an initial business combination	SSACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

As previously described in a current report on Form 8-K filed on June 1, 2026, SPACSphere Acquisition Corp., a Cayman Islands exempted company (“SPACSphere”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among SPACSphere, SPACSphere Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of SPACSphere (“Merger Sub”), and Mobilewalla Holdco, Inc., a Delaware corporation (“Mobilewalla”), pursuant to which Merger Sub will merge with and into Mobilewalla, whereupon the separate corporate existence of Merger Sub will cease and Mobilewalla will be the surviving company and continue in existence as a direct, wholly-owned subsidiary of SPACSphere, on the terms and subject to the conditions set forth therein. In connection with the consummation of the Business Combination, SPACSphere will be renamed “Covariate, Inc.”

Item 8.01	Other Events.

On August 12, 2026, Mobilewalla and SPACSphere issued a joint press release (the “Press Release”) announcing the filing of a registration statement of SPACSphere and Mobilewalla on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission on August 12, 2026 relating to their previously announced Business Combination.

The Registration Statement contains a preliminary proxy statement/prospectus in connection with the proposed Business Combination. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about SPACSphere, Mobilewalla, and the Business Combination. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Additional Information and Where to Find It

This Form 8-K does not contain all the information that should be considered concerning the business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. In connection with the proposed business combination, the Registration Statement has been publicly filed by SPACSphere and Mobilewalla with the SEC, which includes a preliminary proxy statement of SPACSphere and a preliminary prospectus of the Company. After the Registration Statement is declared effective by the SEC, SPACSphere will mail the definitive proxy statement/prospectus relating to the proposed business combination to its shareholders as of a record date to be established for voting on the transaction. The Registration Statement contains important information about the proposed business combination and the other matters to be voted upon at the special meeting of shareholders. Shareholders and other interested persons are advised to read the preliminary proxy statement/ prospectus in the Registration Statement and any amendments thereto, and the definitive proxy statement/prospectus, as these materials will contain important information about SPACSphere, Mobilewalla, and the transaction. Copies of the Registration Statement can be obtained free of charge at the SEC’s website located at www.sec.gov.

Before making any voting decision, investors and security holders of SPACSphere are urged to read the registration statement, the proxy statement/prospectus and any amendments thereto, the definitive proxy statement/prospectus in connection with SPACSphere’s solicitation of proxies for the Shareholder Meeting to be held to approve the Business Combination, and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available, because they contain or will contain important information about SPACSphere, Mobilewalla and the Business Combination.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

SPACSphere, Mobilewalla, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from SPACSphere’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SPACSphere’s shareholders in connection with the proposed business combination including the names of such persons and a description of their respective interests, is set forth in SPACSphere’s Annual Reports on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 27, 2026, and in the subsequent filings made by SPACSphere with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement regarding the proposed business combination. Shareholders, potential investors, and other interested persons should read the Registration Statement, including the proxy statement/prospectus contained therein, carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

Forward-Looking Statements Legend

This Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, SPACSphere’s and Mobilewalla’s ability to consummate the transaction, the benefits of the transaction, SPACSphere’s and Mobilewalla’s future financial performance following the transaction, as well as SPACSphere’s and Mobilewalla’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on SPACSphere’s and Mobilewalla’s management teams’ current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. SPACSphere and Mobilewalla caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of SPACSphere and Mobilewalla. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of SPACSphere securities; (ii) the risk that the proposed business combination may not be completed by SPACSphere’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPACSphere; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by SPACSphere’s shareholders and Mobilewalla’s stockholders, and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Mobilewalla’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Mobilewalla and potential difficulties in Mobilewalla’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against SPACSphere or Mobilewalla related to the agreement and the proposed business combination;

(vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of SPACSphere’s securities on the Nasdaq or another U.S. national exchange; (ix) the price of SPACSphere’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Mobilewalla plans to operate, variations in performance across competitors, changes in laws and regulations affecting Mobilewalla’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the hostilities between the U.S. and Iran and other geopolitical conflicts, and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SPACSphere’s prospectus relating to its initial public offering (File No. 333-290414) declared effective by the SEC on January 30, 2026, and other documents filed, or to be filed with the SEC by SPACSphere, including SPACSphere’s Annual Report on Form 10-K filed with the SEC on March 27, 2026, and any subsequently filed Quarterly Report on Form 10-Q. SPACSphere’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither SPACSphere nor Mobilewalla presently know or that SPACSphere or Mobilewalla currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the Registration Statement, including those under “Risk Factors” therein, and other documents filed by SPACSphereand Mobilewalla from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SPACSphere and Mobilewalla assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SPACSphere nor Mobilewalla gives any assurance that either SPACSphere or Mobilewalla will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d) List of Exhibits.

The Exhibit Index is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

99.1	SPACSphere Acquisition Corp. and Mobilewalla Announce Filing of Registration Statement on Form S-4 Regarding Proposed Business Combination, dated August 12, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPACSphere Acquisition Corp.

Date: August 12, 2026	By:	/s/ Bala Padmakumar
	Name:	Bala Padmakumar
	Title:	Chief Executive Officer

Exhibit 99.1

Mobilewalla and SPACSphere Acquisition Corp. Announce Filing of Registration

Statement on Form S-4 Regarding Proposed Business Combination

ATLANTA & GRAND CAYMAN, Cayman Islands – Mobilewalla Holdco, Inc. (“Mobilewalla” or the “Company”), a leading provider of consumer data and vertical agentic AI solutions, and SPACSphere Acquisition Corp. (NASDAQ: SSAC) (“SPACSphere” or “SSAC”), a publicly traded special purpose acquisition company, today announced the public filing of a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), containing a preliminary proxy statement and prospectus relating to their previously announced proposed business combination. A copy of the Registration Statement can be found at both the Securities and Exchange website at www.sec.gov and Mobilewalla’s website at www.mobilewalla.com/investorrelations.

The submission of the Registration Statement marks an important milestone toward the completion of the proposed business combination, which is expected to result in Mobilewalla becoming a publicly traded company. Upon closing of the transaction, the combined company is expected to operate under the name Covariate, Inc. and its shares are expected to trade on the Nasdaq Stock Market LLC, (“Nasdaq) or another U.S. national exchange.

“The submission of our S-4 marks a notable milestone in bringing our vertical agentic AI solutions to the public markets,” said Dr. Anindya Datta, Founder and Chief Executive Officer of Mobilewalla. “Over the last decade, we have built a proprietary, exabyte-scale consumer data platform designed to power domain-specific AI models and solve critical operational challenges for enterprises. Taking this next step with SPACSphere brings us closer to securing the public platform required to expand our AI solutions globally.”

The proposed business combination remains subject to approval by SPACSphere and Mobilewalla shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions. The transaction is expected to close in the second half of 2026.

About Mobilewalla

Mobilewalla is a consumer data and artificial intelligence (“AI”) company with a proprietary data platform built on over a decade of longitudinal behavioral signals spanning 2 billion devices across 40+ countries. The company’s purpose-built technology stack ingests 50 terabytes of data daily and transforms it into predictive intelligence products and vertical agentic AI solutions for the telecommunications, financial services, and consumer data industries. Mobilewalla serves enterprise clients in North America, Europe and Asia empowering these businesses to gain a granular understanding of consumer behavior, better understand customer needs and preferences and make strategic decisions based on a deep understanding of market trends and influences through Mobilewalla’s cutting-edge data and resulting insights.

About SPACSphere

SPACSphere is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, the Registration Statement has been publicly filed by SPACSphere and Mobilewalla with the SEC, which includes a preliminary proxy statement of SPACSphere and a preliminary prospectus of the Company. After the Registration Statement is declared effective by the SEC, SPACSphere will mail the definitive proxy statement/prospectus relating to the proposed business combination to its shareholders as of a record date to be established for voting on the transaction. The Registration Statement contains important information about the proposed business combination and the other matters to be voted upon at the special meeting of shareholders. Shareholders and other interested persons are advised to read the preliminary proxy statement/ prospectus in the Registration Statement and any amendments thereto, and the definitive proxy statement/prospectus, as these materials will contain important information about Mobilewalla, SPACSphere, and the transaction. Copies of the Registration Statement can be obtained free of charge at the SEC’s website located at www.sec.gov.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, SSAC’s and the Company’s ability to consummate the transaction, the benefits of the transaction, SSAC’s and the Company’s future financial performance following the transaction, as well as SSAC’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on SSAC’s and the Company’s management teams’ current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. SSAC and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of SSAC and the Company. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of SSAC securities; (ii) the risk that the proposed business combination may not be completed by SSAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SSAC; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by SSAC’s shareholders and the Company’s stockholders, and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against SSAC or the Company related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of SSAC’s securities on the Nasdaq or another U.S. national exchange; (ix) the price of SSAC’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the hostilities between the U.S. and Iran and other geopolitical conflicts, and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SSAC’s prospectus relating to its initial public offering (File No. 333-290414) declared effective by the SEC on January 30, 2026, and other documents filed, or to be filed with the SEC by SSAC, including SSAC’s Annual Report on Form 10-K filed with the SEC on March 27, 2026, and any subsequently filed Quarterly Report on Form 10-Q. SSAC’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither SSAC nor the Company presently know or that SSAC or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the Registration Statement, including those under “Risk Factors” therein, and other documents filed by SSAC and the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SSAC and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SSAC nor the Company gives any assurance that either SSAC or the Company will achieve its expectations.

Participants in the Solicitation

Mobilewalla, SSAC, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from SSAC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SSAC’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, including the proxy statement/ prospectus contained therein, when it is filed with the SEC. You can find more information about SSAC’s directors and executive officers in SSAC’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 27, 2026, and in the subsequent filings made by SSAC with the SEC. Shareholders, potential investors, and other interested persons should read the Registration Statement, including the proxy statement/prospectus contained therein, carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contacts

Mobilewalla Media and Investor Relations

The Blueshirt Group for Mobilewalla

blueshirtgroup@mobilewalla.com

SPACSphere Acquisition Corp.

Soumen Das - Chief Financial Officer

8795 Folsom Blvd.

Sacramento, California 95826

soumend@spaccatalyst.com

(510) 201-0130